UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc: Fourth Quarter and Full Year 2006 Unaudited Results

    Delivery and growth - leveraging a strong portfolio

    - Royal Dutch Shell's fourth quarter 2006 CCS earnings were $6.0 billion, compared to $5.4 billion a year ago. CCS earnings per share increased by 14%
versus the same quarter a year ago.

    - Full year 2006 CCS earnings were $25.4 billion. Excluding the 2005 gain of $1.7 billion related to the divestment of pipeline assets held through Gasunie NV in the Netherlands, full year 2006 CCS earnings per share increased by 25% versus a year ago.

    - Fourth quarter 2006 dividend has been announced of EUR0.25 per share, an increase of 9% from year-ago levels.

    - From 2007 onwards the Group will declare its dividends in US dollars rather than in euros. The first quarter 2007 dividend is expected to be declared at $0.36 per share, an increase of 14% compared to the first quarter dividend of 2006.

    - $1.4 billion or 0.6% of Royal Dutch Shell shares were bought back for cancellation during the quarter bringing the total for 2006 to $8.2 billion or 3.7% of the shares.

    Chief Executive Jeroen van der Veer commented "In 2006, we saw good operational and financial performance in Shell. Our exploration strategy is paying off. Hydrocarbon production was underpinned by the production re-start from the Mars platform in the USA, growth in LNG and deep water
Nigeria. However onshore Nigeria we continue to have major security related concerns. Downstream continued to deliver very competitive results. We increased our reserves, and took important investment decisions on projects in gas to liquids, deep water, unconventional oil and downstream. We have agreed to partner with Gazprom in Sakhalin II, and are progressing with the proposal to acquire the minority shareholding in Shell Canada".

    Summary unaudited results

        FOURTH                   $ million                   FULL YEAR
        QUARTER
     2006  2005%                                        2006    2005%

    5,283 4,368 +21 Income attributable to shareholders  25,442  25,311  +1
                    Estimated current cost of supplies
                    (CCS) adjustment for Oil Products
                    and Chemicals

      732 1,073     (see note 2)                           (77) (2,580)
    6,015 5,441 +11 CCS earnings                         25,365  22,731 +12

     0.84  0.67     Basic earnings per share ($)           3.97    3.79
     0.11  0.16     Estimated CCS adjustment per share   (0.01)  (0.38)
                    ($)
     0.95  0.83     Basic CCS earnings per share ($)       3.96    3.41

     0.25  0.23     Dividend per ordinary share (euro) 1   1.00    0.92

    1. Q1 2005 based on dividend paid by Royal Dutch Petroleum
    Company, adjusted for the effects of the unification.

    Key features of the fourth quarter and full year 2006

    - Fourth quarter 2006 reported income was $5,283 million or
21% higher than the same quarter a year ago.

    - Fourth quarter 2006 CCS earnings were $6,015 million or 11%
higher than the same quarter a year ago.

    - Full year 2006 reported income of $25,442 million and
similar to 2005 reported income.

    - Full year 2006 CCS earnings were $25,365 million and
increased by 21% versus 2005 excluding the 2005 divestment gain of $1.7 billion related to the divestment of pipeline assets held through Gasunie NV in the Netherlands. Higher Upstream earnings in Exploration & Production and
Gas & Power reflected higher price realisations, increased marketing opportunities and increased liquefied natural gas (LNG) volumes partly offset by higher costs. Downstream Oil Products earnings of $7.0 billion reflected a strong trading performance and higher lubricants earnings offset by lower refining earnings. Also in Downstream, Chemicals earnings reflected lower margins offset by the start up of the Nanhai petrochemicals complex in China and lower charges and provisions than in 2005.

    - Return on average capital employed on a reported income
basis (see note 4) was 23.4% for 2006.

    - When final volumes are reported in the Annual Report 2006, it is expected that additions to total world-wide proved SEC oil and gas reserves and provable mining reserves (oil sands) will total around 2 billion boe in 2006 (* see note 10). Production totalled some 1.3 billion boe in
2006, including 0.03 billion boe of oil sands production, so that the
Reserves Replacement Ratio (see note 10) for 2006 is expected to be around
150% including oil sands. The movement of reserves related to the Sakhalin II project were not material in 2006. Year-end pricing effects amount to a decrease of between 50 to 70 million boe and impact the Reserves Replacement
Ratio by 4% to 6% points. The net impact of acquisitions and disposals in
2006 was an increase of 60 to 70 million boe. No impacts are included for the offer to buy out the minority shareholding of Shell Canada or the expected dilution to a 27.5% stake in Sakhalin II. Neither of these transactions have closed and any impacts are anticipated in 2007. For additional information see note 10.

    - Full year 2006 Exploration & Production segment earnings were $15,195 million compared with $14,238 million in 2005 (which included a gain of $1.7 billion related to the divestment of pipeline assets held through Gasunie NV in the Netherlands). Earnings reflected higher oil prices, partly offset by lower production volumes, higher operating costs reflecting industry conditions and increased pre-development activity levels and lower
USA gas prices.

    - Full year 2006 Gas & Power segment earnings were $2,650
million, compared to $1,573 million a year ago. The increase in earnings reflected 14% growth in LNG sales volumes, higher realised LNG prices and strong LNG and natural gas marketing and trading performance.

    - Full year 2006 Oil Products CCS earnings were $7,027 million compared to $7,532 million in 2005, and reflected lower refining earnings partly offset by higher trading profits and increased lubricants earnings.
Also in Downstream, full year 2006 Chemicals CCS earnings were $1,095 million compared to $782 million in 2005. Chemicals earnings reflected lower margins offset by the start up of the Nanhai petrochemicals complex in China and lower charges and provisions than in 2005.

    - Gearing (see note 6) was 14.8% at the end of 2006 versus, on a comparable Royal Dutch Shell basis, 13.6% at the end of 2005.

    - Total cash returned to shareholders in 2006 was $16.3
billion in the form of dividends and share repurchases.

    - Full year 2006 cash flow from operating activities was $31.7 billion compared to $30.1 billion in 2005. Excluding working capital movements and taxation effects, cash flow from operating activities was $39.5 billion compared to $35.6 billion a year ago (see note 8).

    - Capital investment for 2006 was $23.1 billion, excluding the minority share of Sakhalin of $1.8 billion. This includes $3.0 billion of acquisitions mainly related to the acquisition by Shell Canada of BlackRock
Ventures Inc. in Canada. Some $1.7 billion of proceeds were realised from divestments, predominantly in Downstream, so that net capital investment for the year was $21.4 billion.

    - In Russia, Shell, Gazprom, Mitsui and Mitsubishi have signed a protocol to bring Gazprom into the Sakhalin Energy Investment Company Ltd.
(SEIC) as a leading shareholder. It is expected that the agreements will be completed in 2007. Under the terms of the protocol, Gazprom will acquire a
50% stake plus one share in SEIC for a total cash purchase price of $7.45 billion. The current SEIC partners will each dilute their stakes by 50% to accommodate this transaction, with each receiving a proportionate share of the purchase price. Shell will retain a 27.5% stake, with Mitsui and
Mitsubishi holding 12.5% and 10% stakes, respectively. Gazprom and the existing SEIC shareholders will enter into an Area of Mutual Interest arrangement, which will cover both future Sakhalin area oil and gas exploration and production opportunities, and building of Sakhalin II into a regional oil and LNG hub. Furthermore, the Sakhalin II shareholders reached agreement with the Ministry of Industry and Energy as the authorised state body for the supervision of Production Sharing Agreements of the Government
of the Russian Federation, regarding the amended budget of Sakhalin II and cost recovery. The Production Sharing Agreement for the Sakhalin II project will continue. The Sakhalin II amended project budget for phase 2 is expected to be approved by the SEIC Supervisory Board.

    - Royal Dutch Shell plc announced in January 2007 that it has reached agreement with and obtained the recommendation of the Board of
Directors of Shell Canada on a revised offer to acquire all of the outstanding common shares of Shell Canada not owned by Royal Dutch Shell at a cash price of C$45.00 per share. This offer would value Shell Canada's fully diluted minority share capital at approximately C$8.7 billion. Royal Dutch
Shell currently owns 78% of the common shares of Shell Canada.

    Basic earnings per share (see notes 1, 2 and 9)

         QUARTERS                                    FULL YEAR
      Q4   Q3   Q4
    2006 2006 2005                                 2006 2005

    0.84 0.93 0.67      Earnings per share ($)     3.97 3.79

    0.95 1.09 0.83      CCS earnings per share ($) 3.96 3.41

    Diluted earnings per share (see notes 1, 2 and 9)

         QUARTERS                                    FULL YEAR
      Q4   Q3   Q4
    2006 2006 2005                                 2006 2005

    0.83 0.93 0.66      Earnings per share ($)     3.95 3.78

    0.95 1.09 0.83      CCS earnings per share ($) 3.94 3.40

    Summary segment earnings

                   QUARTERS                  $ million           FULL YEAR
             Q4          Q3          Q4
           2006        2006        2005%                    2006  2005%

                                            Segment
                                            earnings
                      3,743                 Exploration
                                            &
          3,710                   3,561     Production       15,195  14,238
            582         787         530     Gas & Power       2,650   1,573
                      2,160                 Oil
                                            Products
          1,469                   1,898     (CCS basis)       7,027   7,532
                        335                 Chemicals
            273                       8     (CCS basis)       1,095     782
                        260                 Other
                                            Industry
                                            and
            246                   (277)     Corporate           277    523)
                      (337)                 Minority
          (265)                   (279)     interests         (879)   (871)
    ___________ ___________ ___________                 ___________ ______
          6,015       6,948       5,441 +11 CCS            25,365  22,731 +12
                                            earnings
    ___________ ___________ ___________                 ___________ ______

    Summary segment earnings - continued

    - Earnings in the fourth quarter 2006 reflected the following items, which in aggregate were a net gain of $515 million (compared to a net gain of $34 million in the fourth quarter 2005) as summarised in the table below:

    - Exploration & Production fourth quarter 2006 earnings
included a net income of $387 million, reflecting both divestment gains from assets in the UK and Norway and a gain of $276 million related to the mark-to-market valuation of certain UK gas contracts, partly offset by tax effects and pension costs.

    - Oil Products fourth quarter 2006 earnings included net
income of $103 million reflecting tax effects partly offset by pension costs.

    - Chemicals fourth quarter 2006 earnings included net charges of $83 million from legal costs and pension costs partly offset by tax effects.

    - Corporate included $108 million of net tax credits.

    Summary table

                   QUARTERS                 $ million          FULL YEAR
             Q4          Q3          Q4
           2006        2006        2005                       2006       2005

                                           Segment
                                           earnings
                                           impact
            387       (163)         152    Exploration         641      1,727
                                           &
                                           Production
              -           -           -    Gas & Power           -       (84)
            103           -           -    Oil                  38        427
                                           Products
                                           (CCS basis)
           (83)           -        (84)    Chemicals         (113)      (565)
                                           (CCS basis)
            108          86           2    Other             (206)      (148)
                                           Industry
                                           and
                                           Corporate
              -           -        (36)    Minority           (41)       (82)
                                           interests
    ___________ ___________ ___________                ___________ __________
            515        (77)          34    CCS                 319      1,275
                                           earnings
                                           impact
    ___________ ___________ ___________                ___________ __________

    These items generally relate to events with an impact of
greater than $50 million on earnings and are shown to provide additional insight in the direction of the segment earnings, CCS earnings and income attributable to shareholders. Further additional comments are provided in the section 'Earnings per industry segment' on page 6 and onwards.

    Earnings per industry segment

    Upstream

    QUARTERS                                                    FULL YEAR
       Q4    Q3    Q4
     2006  2006  2005                                         2006  2005

                           Realised Oil Prices (period
          $/bbl            average)                                $/bbl
    54.93 65.60 52.74      WOUSA                             60.37 50.56
    52.94 62.57 53.10      USA                               58.53 48.94
    54.65 65.13 52.77      Global                            60.13 50.36

                           Realised Gas Prices (period
     $/thousand scf        average)                           $/thousand scf
     7.63  6.43  5.73      Europe                             6.94  4.99
     4.59  4.05  4.47      WOUSA (including Europe)           4.41  3.84
     6.87  7.31 12.40      USA                                7.74  8.43
     5.06  4.77  5.78      Global                             5.08  4.77

                           Oil and gas marker industry
                           prices (period average)
    59.59 69.63 56.90      Brent ($/bbl)                     65.10 54.55
    59.90 70.44 60.00      WTI ($/bbl)                       66.04 56.60
     6.68  6.05 12.29      Henry Hub ($/thousand scf)         6.76  8.80
                           UK National Balancing Point
    29.93 33.77 65.31      (pence/therm)                     41.93 40.61

   Exploration & Production

           QUARTERS                   $ million                 FULL YEAR
       Q4    Q3    Q4
     2006  2006  2005%                                    2006   2005%

    3,710 3,743 3,561   +4 Segment earnings                 15,195 14,238  +7

                           Crude oil production (thousand
    2,201 2,054 1,986  +11 b/d)                              2,030  2,093  -3
    8,377 6,942 8,784   -5 Natural gas production available  8,368  8,263  +1
                           for sale (million scf/d)
                           Barrels of oil equivalent
    3,645 3,251 3,500   +4 (thousand boe/d)                  3,473  3,518  -1

    Fourth Quarter Exploration & Production segment earnings were
$3,710 million compared to $3,561 million a year ago.

    Fourth quarter 2006 earnings included a net income of $387 million including both divestment gains from assets in the UK and Norway, and a gain of $276 million, related to the mark-to-market valuation of certain UK gas contracts partly offset by tax effects and pension costs. The fourth quarter 2005 included a net gain of $152 million mainly from tax credits partially offset by mark-to-market charges in the UK. Excluding these effects earnings were 3% lower than a year ago.

    Earnings reflected higher production volumes and oil prices partly offset by higher operating costs reflecting industry conditions and increased pre-development activity levels and lower USA gas prices.

    Liquids realisations were 4% higher than a year ago, in line with marker crudes Brent (+5%) and WTI (flat). Outside the USA gas realisations increased by 3% and in the USA gas realisations decreased by
45%.

    Fourth quarter 2006 production was 3,645 thousand boe per day compared to 3,500 thousand boe per day a year ago. Production benefited by
103 thousand boe per day due to the resolution of contractual issues impacting the full year 2006 but recorded in the fourth quarter only. This impact in the quarter was largely offset by unusually low seasonal gas demand in North West Europe. Excluding the impact of security concerns in Nigeria in
2006, PSC impacts from oil and gas prices and hurricane damage in the Gulf of
Mexico in 2005, production in the fourth quarter 2006 was 5% higher than a year ago or 2% also excluding the impact of the resolution of contractual issues.

    Production compared to the fourth quarter 2005 included new volumes of 278 thousand boe per day including Bonga (Shell share 55%) and
Erha (Shell share 44%) in Nigeria, West Salym (Shell share 50%) in Russia,
Pohokura (Shell share 48%) in New Zealand, Champion West Phase III (Shell share 50%) in Brunei and the early start up of E8 in Malaysia (Shell share
50%).

    Production from Shell Petroleum Development Company's Nigerian operations was 191 thousand boe per day (Shell share) lower than a year ago due to deferred production mainly in the Western Delta resulting from security concerns. Whilst efforts continue towards restoring safe operational conditions in the Niger Delta, no firm date can be given for the re-start of the production nor is it possible to predict the rate of ramp up to full production. Restricted access in the area continues to impact the drilling programme for the future, and the progress of new projects.

    Full Year Exploration & Production segment earnings were
$15,195 million compared to $14,238 million a year ago.

    2006 earnings included net gains of $641 million mainly
related to the mark-to-market valuation of certain UK gas contracts and divestment gains. 2005 included net gains of $1,727 million almost entirely related to the divestment of pipeline assets in the Netherlands, as various taxation credits and other divestments were almost offset by a net charge for mark-to-market valuation of certain UK gas contracts. Excluding these effects earnings were 16% higher than a year ago.

    Earnings reflected higher oil prices, partly offset by 1%
lower production volumes, higher operating costs reflecting industry conditions and increased pre-development activity levels and lower USA gas prices.

    Liquids realisations were 19% higher than a year ago, in line with increases in marker crudes Brent of 19% and WTI of 17%. Outside the USA gas realisations increased by 15% and in the USA gas realisations decreased by 8%.

    2006 production was 3,473 thousand boe per day compared to
3,518 thousand boe per day a year ago. Production benefited by 27 thousand boe per day due to the resolution of contractual issues. 2006 included negative PSC effects on production of 18 thousand boe per day from higher oil and gas prices. Excluding the impact of security concerns in Nigeria, PSC impacts from higher oil and gas prices, and hurricane damage in the Gulf of
Mexico in 2005, production was around 3% higher than last year or 2% also excluding the impact of the resolution of contractual issues.

    Production compared to 2005 included new volumes of 207
thousand boe per day including Bonga (Shell share 55%) and Erha (Shell share
44%) in Nigeria, West Salym (Shell share 50%) in Russia, Pohokura (Shell share 48%) in New Zealand, Champion West Phase III (Shell share 50%) in
Brunei and the early start up of E8 in Malaysia (Shell share 50%). In the
USA, production restarted from the Mars platform (Shell share 72%).

    Production from Shell Petroleum Development Company's Nigerian operations was 171 thousand boe per day (Shell share) lower than a year ago due to deferred production mainly in the Western Delta resulting from security concerns.

    Fourth Quarter Portfolio developments:

    In Brazil, Shell announced go ahead of the development of the
BC-10 deepwater block (Shell share 50%) following declaration of commerciality earlier. The BC-10 development consists of multiple subsea wells and manifolds, tied back to a Floating Production, Storage and
Offloading vessel with a capacity of 100 thousand barrels per day. First production is expected around the turn of the decade. Also in Brazil, Shell declared two accumulations of heavy oil to be commercially viable on Block
BS-4.

    In Canada, the Alberta Energy and Utilities Board and the
Government of Canada approved the Muskeg River Mine expansion, an integral part of Shell Canada's Athabasca Oil Sands Project. This approval completes the major regulatory approvals required for the fully integrated 100 thousand boe per day expansion of oil sands mining and related upgrading facilities.
Also in Canada, the integration of the acquired assets and operations of
BlackRock into Shell Canada has been completed.

    In the UK, Shell completed the sale of its 50% holding in the
Auk and 43% holding in the Fulmar fields and associated infrastructure and in
Norway, the sale of the Jotun field (Shell share 45%) was completed.

    In the Netherlands, Energie Beheer Nederland has agreed to take a 40% financial interest from NAM (Shell share 50%) in the possible redevelopment of the Schoonebeek oilfield.

    In the USA, major multi-year investment programmes were
approved to further develop the onshore gas projects at Pinedale in Wyoming and in South Texas (Shell share 100%).

    Gas & Power

         QUARTERS                  $ million                FULL YEAR
      Q4   Q3   Q4
    2006 2006 2005%                                   2006  2005%

     582  787  530  +10 Segment earnings                 2,650 1,573  +68

                        Equity LNG sales volume (million
    3.34 2.94 2.81  +19 tonnes)                          12.12 10.65  +14

    Fourth Quarter Gas & Power segment earnings were $582 million, compared to $530 million in the same quarter last year. Higher earnings reflected a 19% increase in LNG sales volumes, and higher realised LNG prices partially offset by dividend phasing.

    LNG equity sales volumes of 3.3 million tonnes were 19% higher than the same quarter a year ago, driven by growth from Nigeria LNG (Shell share 26%) and Qalhat LNG (Shell share 11%). In addition, the LNG plants continued to achieve excellence in operational performance. Realised LNG prices improved, reflecting the increase in crude prices and continued
opportunities for LNG cargo optimisation.

    Full Year segment earnings were $2,650 million, compared to
$1,573 million a year ago. The increase in earnings of 68% reflected growth in LNG sales volumes, higher realised LNG prices, LNG cargo optimisation and strong marketing and trading performance in Europe and North America. LNG sales volumes increased by 14% compared to 2005.

    Marketing and trading earnings reflected gas storage
optimisation in the USA and overall strong marketing performance across North
America and Europe.

    Full year 2006 LNG sales volumes of 12.1 million tonnes were an increase of 14% compared to 2005 due to the capacity growth in Nigeria and
Oman. Income from LNG cargo optimisation in 2006 increased reflecting market conditions and success in accessing high value markets.

    Fourth Quarter Portfolio developments:

    In Qatar, Shell was appointed by Qatar Gas Transport Company
Limited to manage its fleet of at least 27 new LNG carriers under a long-term deal. This new fleet of LNG vessels, currently under construction, will be put into service over the next four years servicing four of Qatar's major LNG projects including Qatargas4 (Shell share 30%).

    In China, construction was completed at Shell's first equity coal gasification plant (Shell share 50%). The Dongting plant will supply synthesis gas to a Sinopec fertilizer production facility.

    In Australia, Woodside (Shell share 34%) progressed with site preparation and ordering of long lead items for the Pluto LNG development ahead of a final investment decision. The project is expected to develop a production capacity of 5 to 6 million tonnes of LNG per annum to supply to
Japanese and other markets.

    Downstream

           QUARTERS                                             FULL YEAR
       Q4    Q3    Q4
     2006  2006  2005                                         2006  2005

                           Refining marker industry gross
                           margins
          $/bbl            (period average)                        $/bbl
    15.65 13.25 10.30      ANS US West Coast coking margin   16.05 14.45
    10.00 14.70 12.65      WTS US Gulf Coast coking margin   14.55 12.30
     2.05  3.45  4.80      Rotterdam Brent complex            3.15  4.60
                           Singapore 80/20 Arab light/Tapis
     1.10  0.95  2.45      complex                            1.80  2.90

    Oil Products

                   QUARTERS                 $ million        FULL YEAR
             Q4          Q3          Q4
           2006        2006        2005%              2006        2005%

            791       1,214         828     Segment     7,125       9,982
                                            earnings

                                            CCS
                                            adjustment
                                            - see note
            678         946       1,070     2            (98)     (2,450)
    ___________ ___________ ___________                ________ _________
          1,469       2,160       1,898 -23 Segment     7,027       7,532  -7
                                            CCS
                                            earnings

                                            Refinery
                                            intake
                                            (thousand
          3,890       3,907       3,978  -2 b/d)        3,862       3,981  -3
                                            Total Oil
                                            products
                                            sales
                                        See (thousand                     See
          6,467       6,521       6,695   1 b/d)        6,485       7,057   1

    1. Certain contracts are held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q1 2006, Q2
    2006, Q3 2006 and Q4 2006 is a reduction in Total Oil products sales of approximately 890 thousand b/d, 840 thousand b/d, 870 thousand b/d and
    780 thousand b/d respectively. The effect in Q4 2005 was 820 thousand
    b/d.

    Fourth quarter segment earnings were $791 million compared to
$828 million for the same period last year.

    Fourth quarter CCS earnings were $1,469 million compared to
$1,898 million in the fourth quarter of 2005. Earnings for the fourth quarter
2006 included net gains of $103 million reflecting tax effects partly offset by pension costs.

    Lower CCS earnings reflect reduced trading profits, lower
refining margins and higher operating costs. Improved refinery utilisation and higher lubricants earnings partly offset these declines.

    In Manufacturing, Supply and Distribution, industry refining margins declined in all regions except the US West Coast. Refinery utilisation on an Equivalent Distillation Capacity (EDC) basis increased to
81.2 % compared to 78.9% in the fourth quarter of 2005.

    In Marketing, earnings declined compared to the same period a year ago. Retail and B2B earnings were lower mainly due to weaker margins in the USA and higher operating costs. Lubricants earnings improved due to stronger margins and operating costs improvements.

    Marketing sales volumes declined 3.2% compared to volumes in the fourth quarter of 2005. Excluding the impact of divested volumes (2.7%)
and rationalised uneconomical B2B volumes (1.4%) volumes were some 1% higher.

    Full year segment earnings were $7,125 million compared to
$9,982 million for 2005.

    Full year CCS earnings were $7,027 million compared to $7,532 million in 2005. Earnings in 2006 included net gains of $38 million related to tax effects partly offset by pension costs. Earnings in 2005 include $427 million net divestment gains. Lower refining earnings were partly offset by higher trading profits and increased Lubricants earnings. Higher operating costs negatively impacted earnings in 2006.

    In Manufacturing, Supply and Distribution, average industry refining margins declined in Europe and Asia Pacific. Refinery utilisation on an Equivalent Distillation Capacity (EDC) basis was 79.4% after an unusually heavy planned maintenance schedule, compared to 79.6% in 2005 heavily impacted by hurricanes.

    In Marketing, earnings increased compared to 2005 mainly due to higher Lubricants earnings offsetting lower retail and B2B earnings.
Marketing sales volumes declined 4.0% compared to volumes in 2005 including the impact from divested volumes (2.2%) and rationalised uneconomical B2B volumes (1.1%).

    Chemicals

                   QUARTERS                $ million           FULL YEAR
             Q4          Q3          Q4
           2006        2006        2005%                   2006    2005%

            184         251        (38)    Segment          1,064     991
                                           earnings

                                           CCS
                                           adjustment
                                           - see note
             89          84          46    2                   31   (209)
    ___________ ___________ ___________               ___________ _______
            273         335           8    Segment          1,095     782 +40
                                           CCS
                                           earnings

                                           Sales
                                           volumes
                                           (thousand
          5,690       5,636       5,729 -1 tonnes)         23,137  22,826  +1

    Fourth quarter segment earnings were $184 million compared to a loss of $38 million for the same period last year.

    Fourth quarter CCS segment earnings were $273 million and
included net charges of $83 million from legal and pension costs partly offset by tax effects. This compares to earnings of $8 million in the same quarter last year, which included $84 million of net charges mainly from legal costs.

    Higher earnings reflected improved margins, higher profits from equity-accounted investments and lower costs. Higher profits from equity-accounted investments included the Nanhai petrochemicals complex in
China (Shell share 50%), which continued to build up operating rates and sales volumes. Overall asset utilisation in the fourth quarter was 77%, reflecting planned and extended maintenance in Europe and in the USA. This compared to 82% a year ago when operations in the USA were disrupted by the hurricanes.

    Full year segment earnings were $1,064 million compared to
$991 million for the same period last year.

    Full year 2006 CCS earnings were $1,095 million compared to
$782 million in 2005. Chemicals earnings reflected lower margins partly offset by the start up of the Nanhai petrochemicals complex in China and lower charges and provisions than in 2005. Earnings in 2006 included $113 million of net charges including legal costs and pension costs partly offset by tax effects. Earnings in 2005 included charges of $565 million mainly from the divestment of the polyolefins joint venture, Basell, and legal provisions. Excluding these effects 2006 earnings were 10% lower than a year ago reflecting lower margins partly offset by higher earnings from equity-accounted investments, including the Nanhai petrochemicals complex in
China and the impact in 2005 related to hurricanes in the USA.

    Asset utilisation of 81% reflected the impact of the heavy planned maintenance programme in the USA and in Europe and was comparable to asset utilisation in 2005, when operations in the USA were disrupted by hurricanes. Sales volumes were largely in line with last year, excluding product trading.

    Other Industry and Corporate segments

                   QUARTERS                $ million         FULL YEAR
             Q4          Q3          Q4
           2006        2006        2005                     2006        2005

           (18)         (4)       (110)    Other            (37)       (202)
                                           Industry
                                           segment
                                           earnings
            264         264       (167)    Corporate         314       (321)
                                           segment
                                           earnings
    ___________ ___________ ___________              ___________ ___________
                                           Other
                                           Industry
                                           and
                                           Corporate
                                           segments
            246         260       (277)    results           277       (523)

    Fourth quarter Other Industry and Corporate segments results were a gain of $246 million, including net tax credits of $108 million, compared to a loss of $277 million for the same period last year. Increased currency exchange gains were partly offset by lower net interest income.

    Full year Other Industry and Corporate segments results were a gain of $277 million compared to a loss of $523 million a year ago. Net interest income, currency exchange results and corporate tax improved during the year 2006. Included in 2006 were net charges of $206 million related to a legal provision partly offset by Corporate tax credits versus net charges of
$148 million in 2005 mainly in the Other Industry segment.

    Note

    All amounts shown throughout this report are unaudited.

    First quarter results for 2007 are expected to be announced on
May 3, 2007, second quarter results for 2007 are expected to be announced on
July 26, 2007 and third quarter results are expected to be announced on
October 25, 2007.

    In this Report "Group" is defined as Royal Dutch Shell
together with all of its consolidated subsidiaries. The expressions "Shell",
"Group", "Shell Group" and "Royal Dutch Shell" are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words "we", "us" and "our" are also used to refer to
Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression "Group companies" as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as "associated companies" or "associates" and companies in which the Group has joint control are referred to as "jointly controlled entities". In this Report, associates and jointly controlled entities are also referred to as "equity accounted investments".

    This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch
Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'',
''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'',
''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'',
''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases.
There are a number of factors that could affect the future operations of
Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f)
loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

    Please refer to the Annual Report and Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect Shell's businesses.

    Cautionary Note to US Investors:

    The United States Securities and Exchange Commission (SEC)
permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No 1-32575, available on the SEC's website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

                                                             February 1, 2007

    Appendix 1: Royal Dutch Shell financial report and tables

    Statement of income (see note 1)

              QUARTERS                    $ million        FULL YEAR
        Q4          Q3          Q4
      2006        2006        2005%                    2006        2005%

    75,500      84,254      75,496     Revenue(1)      318,845     306,731 +4
    62,846      70,383      63,889     Cost of sales   262,989     252,622
    _______ ___________ ___________                     _______ ___________
    12,654      13,871      11,607  +9 Gross profit     55,856      54,109 +3

                                       Selling,
                                       distribution and
                                       administrative
     4,648       4,126       4,263     expenses         16,616      15,482
       630         401         502     Exploration       1,562       1,286
                                       Share of profit
                                       of equity
                                       accounted
     1,661       1,358       1,389     investments       6,671       7,123
                                       Net finance
                                       costs and other
     (111)        (60)          56     (income)/expense  (279)       (103)
    _______ ___________ ___________                     _______ ___________
                                       Income before
     9,148      10,762       8,175 +12 taxation         44,628      44,567

     3,635       4,507       3,572     Taxation         18,317      17,999
    _______ ___________ ___________                     _______ ___________
     5,513       6,255       4,603     Income from
                                       continuing
                                       operations       26,311      26,568

         -           -           -     Income/(loss)
                                       from
                                       discontinued
                                       operations            -       (307)
    _______ ___________ ___________                     _______ ___________
                                       Income for the
     5,513       6,255       4,603 +20 period           26,311      26,261
    =======  ==========  ==========                     =======  ==========

                                       Income
                                       attributable to
                                       minority
       230         313         235     interests           869         950
    _______ ___________ ___________                     _______ ___________
                                       Income
                                       attributable to
     5,283       5,942       4,368 +21 shareholders     25,442      25,311 +1
    _______ ___________ ___________                     _______ ___________

    1. Revenue is stated after deducting sales taxes, excise duties and similar levies of $17,764 million in Q4 2006, $18,472 million in Q3 2006,
    $17,984 million in Q2 2006, $16,709 million in Q1 2006, $17,344 million in Q4 2005, $18,282 million in Q3 2005, $18,739 million in Q2 2005 and
    $17,912 million in Q1 2005.

    Earnings by industry segment (see notes 2 and 5)

              QUARTERS                    $ million         FULL YEAR
        Q4          Q3          Q4
      2006        2006        2005%                     2006        2005%
                                       Exploration &
                                       Production:
     3,007       2,650       2,836  +6 World outside   11,466      10,541  +9
                                       USA
       703       1,093         725  -3 USA              3,729       3,697  +1
    ______ ___________ ___________                     _______ ___________
     3,710       3,743       3,561  +4                 15,195      14,238  +7
    ______ ___________ ___________                     ______ ___________
                                       Gas & Power:
       581         621         465 +25 World outside    2,393       1,526 +57
                                       USA
         1         166          65     USA                257          47
    ______ ___________ ___________                     ______ ___________
       582         787         530 +10                  2,650       1,573 +68
    ______ ___________ ___________                     ______ ___________
                                       Oil Products
                                       (CCS basis):
     1,254       1,665       1,583 -21 World outside    5,322       5,787  -8
                                       USA
       215         495         315 -32 USA              1,705       1,745  -2
    ______ ___________ ___________                     ______ ___________
     1,469       2,160       1,898 -23                  7,027       7,532  -7
    ______ ___________ ___________                     ______ ___________
                                       Chemicals (CCS
                                       basis):
       233         348         155 +50 World outside    1,063         868 +22
                                       USA
        40        (13)       (147)     USA                 32        (86)
    ______ ___________ ___________                     ______ ___________
       273         335           8                      1,095         782 +40
    ______ ___________ ___________                     ______ ___________

      (18)         (4)       (110)     Other industry    (37)       (202)
                                       segments
    ______ ___________ ___________                     ______ ___________
     6,016       7,021       5,887  +2 TOTAL OPERATING 25,930      23,923  +8
                                       SEGMENTS
    ______ ___________ ___________                     ______ ___________
                                       Corporate:
         1          35          51     Interest            75        (22)
                                       income/(expense)
        93        (19)       (145)     Currency           113        (65)
                                       exchange
                                       gains/(losses)
       170         248        (73)     Other -            126       (234)
                                       including
                                       taxation
    ______ ___________ ___________                     ______ ___________
       264         264       (167)                        314       (321)
    ______ ___________ ___________                     ______ ___________

     (265)       (337)       (279)     Minority         (879)       (871)
                                       interests
    ______ ___________ ___________                     ______ ___________
     6,015       6,948       5,441 +11 CCS EARNINGS    25,365      22,731 +12
    ______ ___________ ___________                     ______ ___________

                                       CCS adjustment
                                       for Oil Products
     (732)     (1,006)     (1,073)     and Chemicals       77       2,580

    ______ ___________ ___________                     ______ ___________
                                       Income
                                       attributable to
                                       shareholders of
                                       Royal Dutch
     5,283       5,942       4,368 +21 Shell plc       25,442      25,311  +1
    ______ ___________ ___________                     ______ ___________

   Summarised balance sheet (see notes 1 and 7)

                $ million

                                       Dec 31      Sep 30      Dec 31
        ASSETS                           2006        2006        2005

        Non-current assets:
        Intangible assets               4,808       4,697       4,350
        Property, plant and           100,988      96,133      87,558
        equipment
        Investments:
        equity accounted               20,740      19,453      16,905
        investments
        financial assets                4,493       3,914       3,672
        Deferred tax                    2,968       2,664       2,562
        Prepaid pension costs           3,926       3,459       2,486
        Other                           5,468       4,598       4,091
                                  ___________ ___________ ___________
                                      143,391     134,918     121,624
                                  ___________ ___________ ___________
        Current assets:
        Inventories                    23,215      23,391      19,776
        Accounts receivable            59,668      63,895      66,386
        Cash and cash equivalents       9,002      11,240      11,730
                                  ___________ ___________ ___________
                                       91,885      98,526      97,892
                                  ___________ ___________ ___________
                                  ___________ ___________ ___________
        TOTAL ASSETS                  235,276     233,444     219,516
                                  ___________ ___________ ___________
        LIABILITIES
        Non-current liabilities:
        Debt                            9,713       7,665       7,578
        Deferred tax                   13,094      12,485      10,763
        Retirement benefit              6,096       6,298       5,807
        obligations
        Other provisions               10,355       8,793       7,385
        Other                           4,325       4,346       5,095
                                  ___________ ___________ ___________
                                       43,583      39,587      36,628
                                  ___________ ___________ ___________
        Current liabilities:
        Debt                            6,060       6,395       5,338
        Accounts payable and           62,556      64,445      69,013
        accrued liabilities
        Taxes payable                   6,021      10,679       8,782
        Retirement benefit                319         284         282
        obligations
        Other provisions                1,792       1,763       1,549
                                  ___________ ___________ ___________
                                       76,748      83,566      84,964
                                  ___________ ___________ ___________
                                  ___________ ___________ ___________
        TOTAL LIABILITIES             120,331     123,153     121,592
                                  ___________ ___________ ___________

        Equity attributable to        105,726     101,604      90,924
        shareholders of Royal
        Dutch Shell plc

        Minority interests              9,219       8,687       7,000
                                  ___________ ___________ ___________
        TOTAL EQUITY                  114,945     110,291      97,924
                                  ___________ ___________ ___________
        TOTAL LIABILITIES AND         235,276     233,444     219,516
        EQUITY
                                  ___________ ___________ ___________

    Summarised statement of cash flows (see notes 1 and 8)

               QUARTERS                  $ million             FULL YEAR
         Q4          Q3          Q4
       2006        2006        2005                          2006        2005

                                    CASH FLOW FROM OPERATING ACTIVITIES:
                                    Income for the
      5,513       6,255       4,603 period                 26,311      26,261
                                    Adjustment for:
      3,157       4,403       4,490 Current taxation       17,338      19,435
                                    Interest
        218         145         148 (income)/expense          716         632
                                    Depreciation,
                                    depletion and
      3,306       3,365       2,787 amortisation           12,615      11,981
                                    (Profit)/loss on
      (292)        (86)       (210) sale of assets          (571)     (1,313)
                                    Decrease/(increase)
                                    in net working
        643         560       3,295 capital               (4,052)     (5,664)
                                    Share of profit of
                                    equity accounted
    (1,661)     (1,358)     (1,611) investments            6,671)     (7,123)
                                    Dividends received
                                    from equity
                                    accounted
      1,422       1,450       1,441 investments             5,488       6,709
                                    Deferred taxation
                                    and other
        219         133       (869) provisions              1,833     (1,515)
         51       (299)       1,055 Other                   (266)        (47)
    _______ ___________ ___________                     _________ ___________
                                    Cash flow from
                                    operating
                                    activities
     12,576      14,568      15,129 (pre-tax)              52,741      49,356
    _______ ___________ ___________                     _________ ___________
    (6,617)     (4,489)     (6,664) Taxation paid        (21,045)    (19,243)
    _______ ___________ ___________                     _________ ___________
                                    Cash flow from
                                    operating
      5,959      10,079       8,465 activities             31,696      30,113
    _______ ___________ ___________                     _________ ___________
                                    CASH FLOW FROM INVESTING ACTIVITIES:
    (7,065)     (5,408)     (5,447) Capital expenditure  (22,922)    (15,904)
                                    Investments in
                                    equity accounted
      (317)       (126)       (139) investments             (851)       (705)
                                    Proceeds from sale
        605         289         396 of assets               1,611       2,310
                                    Proceeds from sale
                                    of equity accounted
        201          37         212 investments               282       4,313
                                    Proceeds from sale
                                    of / (additions to)
         55        (22)         (1) financial assets           22         362
        238         285         245 Interest received         997         863
    _______ ___________ ___________                     _________ ___________
                                    Cash flow from
                                    investing
    (6,283)     (4,945)     (4,734) activities           (20,861)     (8,761)
    _______ ___________ ___________                     _________ ___________
                                    CASH FLOW FROM FINANCING ACTIVITIES:
                                    Net
                                    increase/(decrease)
      1,442       (843)     (1,773) in debt                 2,106     (1,482)
      (344)       (330)       (311) Interest paid         (1,296)     (1,124)
                                    Change in minority
        364         287         250 interests               1,434       1,143
                                    Net
                                    issue/(repurchase)
    (1,390)     (2,801)     (2,550) of shares             (8,047)     (4,988)
                                    Dividends paid to:
                                    Shareholders of
                                    Royal Dutch Shell
    (2,130)     (2,083)     (1,869) plc                   (8,142)    (10,556)
       (31)        (53)        (58) Minority interest       (289)       (293)
                                    Payment to former
                                    Royal Dutch
          -           -     (1,651) shareholders                -     (1,651)
                                    Treasury shares:
                                    Net
                                    sales/(purchases)
                                    and dividends
        118         149        (37) received                  493         378
    _______ ___________ ___________                     _________ ___________
                                    Cash flow from
                                    financing
    (1,971)     (5,674)     (7,999) activities           (13,741)    (18,573)
    _______ ___________ ___________                     _________ ___________

                                    Currency
                                    translation
                                    differences
                                    relating to cash
                                    and cash
         57           6           0 equivalents               178       (250)

    _______ ___________ ___________                     _________ ___________
                                    INCREASE/(DECREASE)
                                    IN CASH AND CASH
    (2,238)       (534)     (4,268) EQUIVALENTS           (2,728)       2,529
    _______ ___________ ___________                     _________ ___________
                                    Cash and cash
                                    equivalents at
     11,240      11,774      15,998 beginning of period    11,730       9,201

                                    Cash and cash
                                    equivalents at end
      9,002      11,240      11,730 of period               9,002      11,730

    Operational data - Upstream

                   QUARTERS                                   FULL YEAR
             Q4          Q3          Q4
           2006        2006        2005%                 2006      2005%

                                            CRUDE OIL
               thousand b/d                 PRODUCTION      thousand b/d

            533         433         510     Europe           496       541
            352         346         370     Africa           339       373
                                            Asia
            251         254         227     Pacific          242       228
                                            Middle
                                            East,
                                            Russia,
            480         489         455     CIS              455       443
            349         353         243     USA              322       333
                                            Other
                                            Western
            130          81          75     Hemisphere        94        80
    ___________ ___________ ___________                _________ _________
                                            Total
                                            crude oil
                                            production
                                            excluding
          2,095       1,956       1,880     oil sands      1,948     1,998
            106          98         106     Oil sands         82        95
    ___________ ___________ ___________                _________ _________
                                            Total
                                            crude oil
                                            production
                                            including
          2,201       2,054       1,986 +11 oil sands      2,030     2,093 -3
    ___________ ___________ ___________                _________ _________

                                            NATURAL
                                            GAS
              million scf/d (1)             PRODUCTION     million scf/d (1)
                                            AVAILABLE
                                            FOR SALE

          3,529       2,125       4,266     Europe         3,523     3,659
            418         475         397     Africa           455       377
                                            Asia
                                            Pacific
          2,459       2,356       2,359     (3)            2,421     2,250
                                            Middle
                                            East,
                                            Russia,
            268         273         332     CIS (3)          291       328
          1,173       1,186         919     USA            1,163     1,150
                                            Other
                                            Western
            530         527         511     Hemisphere       515       499
    ___________ ___________ ___________                _________ _________
          8,377       6,942       8,784  -5                8,368     8,263 +1
    ___________ ___________ ___________                _________ _________

                                            BARRELS OF
                                            OIL
             thousand boe/d (2)             EQUIVALENT    thousand boe/d (2)

          1,142         800       1,246     Europe         1,104     1,172
            424         428         438     Africa           417       438
                                            Asia
                                            Pacific
            675         660         634     (3)              659       616
                                            Middle
                                            East,
                                            Russia,
            526         536         512     CIS (3)          505       500
            551         557         401     USA              523       531
                                            Other
                                            Western
            221         172         163     Hemisphere       183       166
    ___________ ___________ ___________                _________ _________
                                            Total
                                            production
                                            excluding
          3,539       3,153       3,394     oil sands      3,391     3,423
            106          98         106     Oil sands         82        95
    ___________ ___________ ___________                _________ _________
                                            Total
                                            production
                                            including
          3,645       3,251       3,500  +4 oil sands      3,473     3,518 -1
    ___________ ___________ ___________                _________ _________

    1 .scf/d = standard cubic feet per day; 1 standard cubic foot =
    0.0283 cubic metre

    2. Natural gas converted to oil equivalent at 5.8 million scf/d =
    thousand boe/d

    3. Q4 2005 and full year 2005 comparative figures for oil and gas production volumes have been reclassified in line with 2006 reported numbers to reflect a move of the Pakistan volumes from
    Asia Pacific to the Middle East region. The impact on total oil and gas volumes for both Q4 and full year 2005 is a reduction of 13 thousand boe per day in Asia Pacific and an increase of 13 thousand boe per day for the Middle East.

    Operational data - Downstream

                QUARTERS                                      FULL YEAR
           Q4        Q3        Q4
         2006      2006      2005%                       2006      2005%

            thousand b/d                                     thousand b/d
                                      REFINERY
                                      PROCESSING
                                      INTAKE
        1,800     1,758     1,861     Europe               1,732     1,804
                                      Other Eastern
          791       797       847     Hemisphere             808       849
          933       965       916     USA                    956       953
                                      Other Western
          366       387       354     Hemisphere             366       375
    _________ _________ _________                      _________ _________
        3,890     3,907     3,978  -2                      3,862     3,981 -3
    _________ _________ _________                      _________ _________

                                      OIL SALES
        2,232     2,256     2,271     Gasolines            2,206     2,404
          732       750       791     Kerosenes              749       811
        2,087     2,074     2,154     Gas/Diesel oils      2,106     2,296
          715       729       814     Fuel oil               747       844
          701       712       665     Other products         677       702
    _________ _________ _________                      _________ _________
                                  See Total oil                           See
        6,467     6,521     6,695 (1) products (1) *       6,485     7,057(1)
        2,443     2,442     2,404     Crude oil (1)        2,472     3,695
    _________ _________ _________                      _________ _________
                                  See Total oil sales                     See
        8,910     8,963     9,099 (1) (1)                  8,957    10,752(1)
    _________ _________ _________                      _________ _________
                                      *comprising
        1,976     1,948     2,119     Europe               1,973     2,093
                                      Other Eastern
        1,248     1,215     1,219     Hemisphere           1,227     1,232
        1,398     1,506     1,551     USA                  1,471     2,013
                                      Other Western
          654       658       714     Hemisphere             657       708
        1,191     1,194     1,092     Export sales         1,157     1,011

                                      CHEMICAL SALES
                                      VOLUMES BY MAIN
                                      PRODUCT CATEGORY
           thousand tones             (2)**                thousand tonnes
        3,498     3,430     3,455     Base chemicals      14,146    13,710
                                      First line
        2,188     2,200     2,154     derivatives          8,964     8,891
            4         6       120     Other                   27       225
    _________ _________ _________                      _________ _________
        5,690     5,636     5,729  -1                     23,137    22,826 +1
    _________ _________ _________                      _________ _________
                                      **comprising
        2,233     2,232     2,506     Europe               9,361    10,018
                                      Other Eastern
        1,474     1,385     1,362     Hemisphere           5,673     5,252
        1,825     1,851     1,693     USA                  7,464     6,893
                                      Other Western
          158       168       168     Hemisphere             639       663

    1. Certain contracts are held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q1 2006 is a reduction in Total Oil products sales of approximately 890 thousand b/d and a reduction in crude oil sales of approximately
    1,720 thousand b/d, in Q2 2006 840 thousand b/d and 1,940 thousand
    b/d respectively, in Q3 2006 870 thousand b/d and 2,130 thousand b/d respectively and in Q4 2006 780 thousand b/d and 1,970 thousand b/d respectively.

    2. Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.

    Capital investment

                   QUARTERS                 $ million           FULL YEAR
             Q4          Q3          Q4
           2006        2006        2005                        2006      2005
                                           Capital
                                           expenditure:
                                           Exploration
                                           &
                                           Production:
                                           World
          3,612       3,425       3,271    outside USA       14,632     9,633
            694         519         450    USA                2,006     1,225
    ___________ ___________ ___________                 ___________ _________
          4,306       3,944       3,721                      16,638    10,858
    ___________ ___________ ___________                 ___________ _________
                                           Gas & Power:
                                           World
            681         599         440    outside USA        1,924     1,564
             49           2           2    USA                   53         4
    ___________ ___________ ___________                 ___________ _________
            730         601         442                       1,977     1,568
    ___________ ___________ ___________                 ___________ _________
                                           Oil
                                           Products:
                                           Refining:
                                           World
            292         251         359    outside USA        1,158     1,107
             87          75         119    USA                  280       272
    ___________ ___________ ___________                 ___________ _________
            379         326         478                       1,438     1,379
    ___________ ___________ ___________                 ___________ _________
                                           Marketing:
                                           World
            714         569         554    outside USA        1,786     1,254
             59          36          77    USA                  139       177
    ___________ ___________ ___________                 ___________ _________
            773         605         631                       1,925     1,431
    ___________ ___________ ___________                 ___________ _________
                                           Chemicals:
                                           World
            254         166          48    outside USA          519       170
            152          53          44    USA                  302       217
    ___________ ___________ ___________                 ___________ _________
            406         219          92                         821       387
    ___________ ___________ ___________                 ___________ _________

                                           Other
            269           1          95    segments             297       293
    ___________ ___________ ___________                 ___________ __________
                                           TOTAL
                                           CAPITAL
          6,863       5,696       5,459    EXPENDITURE       23,096    15,916
    ___________ ___________ ___________                 ___________ _________
                                           Exploration
                                           expense:
                                           World
            235         161         215    outside USA          649       555
            106          67         143    USA                  300       260
    ___________ ___________ ___________                 ___________ _________
            341         228         358                         949       815
    ___________ ___________ ___________                 ___________ _________

                                           New equity in equity
                                           accounted investments
                                           World
            226         112          95    outside USA          537       373
             49           3           2    USA                   61        17
    ___________ ___________ ___________                 ___________ _________
            275         115          97                         598       390
    ___________ ___________ ___________                 ___________ _________

                                           New loans to
                                           equity
                                           accounted
             42          11          42    investments          253       315
    ___________ ___________ ___________                 ___________ _________
                                           TOTAL
                                           CAPITAL
          7,521       6,050       5,956    INVESTMENT*       24,896    17,436
    ___________ ___________ ___________                 ___________ _________
                                           *comprising
                                           Exploration
          4,740       4,214       4,144    & Production      17,944    12,046
            827         645         457    Gas & Power        2,200     1,602
          1,178         962       1,127    Oil Products       3,457     2,844
            412         219         118    Chemicals            877       599
                                           Other
            364          10         110    segments             418       345
    ___________ ___________ ___________                 ___________ _________
          7,521       6,050       5,956                      24,896    17,436
    ___________ ___________ ___________                 ___________ _________

    Additional segmental information

                        $ million                          FULL YEAR

                                                         2006        2005
         UPSTREAM:
         Exploration & Production segment              15,195      14,238
         earnings
         Of which:
         Exploration                                    1,562       1,286
         Depreciation, depletion & amortisation         8,844       8,152
         Share of profit of equity accounted
         investments                                    3,075       4,112
                                                  ___________ ___________

         Cash flow from operations                     23,229      20,472
         Less: Net working capital movements and
         taxation paid/accrued                        (2,644)         477
                                                  ___________ ___________
         Cash flow from operations excluding net
         working capital movements and taxation
         paid/accrued                                  25,873      19,995
                                                  ___________ ___________

         Capital Employed                              53,453      42,636
                                                  ___________ ___________

         Gas & Power segment earnings:                  2,650       1,573
         Of which:
         Depreciation, depletion & amortisation           289         290
         Share of profit of equity accounted
         investments                                    1,515         999
                                                  ___________ ___________

         Cash flow from operations                      2,212         448
         Less: Net working capital movements and
         taxation paid/accrued                          (367)     (1,396)
                                                  ___________ ___________
         Cash flow from operations excluding net
         working capital movements and taxation
         paid/accrued                                   2,579       1,844
                                                  ___________ ___________

         Capital Employed                              17,706      14,198
                                                  ___________ ___________

         DOWNSTREAM:
         Oil products segment CCS earnings:             7,027       7,532
         Of which:
         Depreciation, depletion & amortisation         2,580       2,622
         Share of profit of equity accounted
         investments                                    1,585       1,426
                                                  ___________ ___________

         Cash flow from operations                      3,593      10,138
         Less: Net working capital movements and
         taxation paid/accrued                        (4,963)     (1,956)
                                                  ___________ ___________
         Cash flow from operations excluding net
         working capital movements and taxation
         paid/accrued                                   8,556      12,094
                                                  ___________ ___________

         Capital Employed                              42,245      34,262
                                                  ___________ ___________

         Chemicals segment CCS earnings:                1,095         782
         Of which:
         Depreciation, depletion & amortisation           668         599
         Share of profit of equity accounted
         investments                                      494         201
                                                  ___________ ___________

         Cash flow from operations                      1,853       2,352
         Less: Net working capital movements and
         taxation paid/accrued                            475         105
                                                  ___________ ___________
         Cash flow from operations excluding net
         working capital movements and taxation
         paid/accrued                                   1,378       2,247
                                                  ___________ ___________

         Capital Employed                               8,468       8,522
                                                  ___________ ___________

    Notes

    NOTE 1. Accounting policies and basis of presentation

    The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and the financial statements are also in accordance with IFRS as adopted by the European Union.

    The Group's accounting policies are unchanged from those set out in Note 3 to the Consolidated Financial Statements of Royal Dutch Shell
plc in the Annual Report and Form 20-F for the year ended December 31, 2005 on pages 110 to 113.

    In the third quarter 2005 Royal Dutch Shell plc became the
Parent Company of Royal Dutch Petroleum Company (Royal Dutch) and The
''Shell'' Transport and Trading Company, p.l.c. (Shell Transport) by
acquiring all outstanding shares of Shell Transport and approximately 98.5%
of the outstanding shares of Royal Dutch. The minority in Royal Dutch ceased to exist as of December 21, 2005 as a result of the merger of Royal Dutch and
Shell Petroleum NV.

    The comparative periods represent information for Royal Dutch
Shell as if it had acquired 100% of Royal Dutch and Shell Transport for the whole of those periods. These financial statements give retroactive effect for all periods presented prior to the Unification Transaction, which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and other companies comprising the Royal Dutch/Shell Group of Companies. The interest of the minority shareholders in Royal Dutch was accounted for using a carry-over basis of the historical costs of its consolidated assets and liabilities.

    Royal Dutch Shell has discontinued the publication of a Dutch translation of the Annual Report and Form 20-F. This document will now only be published in English. The Annual Review and Summary Financial Statements,
a summary of the Annual Report and Form 20-F, will continue to be published in both English and Dutch.

    NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

    To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell's results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.

    On this basis, Oil Products and Chemicals segment cost of
sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of use of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects. The adjustment for the Chemicals segment was implemented in Q1 2006, historic periods have been restated accordingly.

    NOTE 3. Discontinued operations

    Income/(loss) from discontinued operations, which comprises gains and losses on disposals and results of operations for the period, is provided in the statement of income in accordance with IFRS for separate major lines of business or geographical area of operations.

    Earnings by industry segment relating to discontinued operations, included within the segment earnings on page 14, are as follows:

       QUARTERS                    $ million               FULL YEAR
      Q4   Q3   Q4
    2006 2006 2005                                       2006  2005

       -    -    -     Chemicals segment earnings           - (307)
       -    -    -     Income/(loss) from discontinued      - (307)
                       operations

    Basic earnings per share for the fourth quarter 2006 for discontinued
operations were nil.

    NOTE 4. Return on average capital employed (ROACE)

    ROACE on an income basis is the sum of the current and
previous three quarters' income attributable to shareholders plus interest, less tax and minority interest as a percentage of the average of Royal Dutch
Shell's share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

    Components of the calculation ($ million):

                                                             2006    2005
    Income attributable to shareholders (four quarters)    25,442  25,311
    Royal Dutch Shell share of interest expense after tax     662     602
    ROACE numerator                                        26,104  25,913
    Royal Dutch Shell share of capital employed - opening 102,917  99,815
    Royal Dutch Shell share of capital employed - closing 120,235 102,917
    Royal Dutch Shell share of capital employed - average 111,576 101,366

    ROACE                                                   23.4%   25.6%

    NOTE 5. Earnings by industry segment

    Operating segment results are before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment.
Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting
Standard 14 "Segment Reporting" will be disclosed in Royal Dutch Shell's 2006
Annual Report and Form 20-F, with a reconciliation to the basis as presented here.

    NOTE 6. Gearing

    The Group aims to maintain an efficient balance sheet with an average gearing ratio over time of between 20% and 25%. The numerator and denominator in the gearing calculation used by the Group is calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and unfunded retirement benefits (as applicable) which it believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes. With effect from the fourth quarter 2006, the off-balance sheet obligations for the year-end calculation will be calculated using the data as at year-end instead of using the off balance sheet obligations as at the beginning of the year. The previous year has been recalculated accordingly.

    Components of the calculation ($ million):

                                                           Dec 31      Dec 31
                                                             2006        2005
    Non current debt                                        9,713       7,578
    Current debt                                            6,060       5,338
                                                      ___________ ___________
    Total Debt                                             15,773      12,916

    Add: Net present value of operating lease              11,319       9,442
    obligations
    Unfunded pension benefit obligations                        -       2,919
    Less: Cash and cash equivalents in excess of          (7,102)     (9,830)
    operational requirements
                                                      ___________ ___________
    Adjusted Debt                                          19,990      15,447
                                                      ___________ ___________
    Total Equity                                          114,945      97,924
                                                      ___________ ___________
    Total Capital                                         134,935     113,371
                                                      ___________ ___________
    Gearing ratio (adjusted debt as a percentage of         14.8%       13.6%
    total capital)

    NOTE 7. Equity

    Total equity comprises equity attributable to shareholders of
Royal Dutch Shell and to the minority interests. Other reserves comprises the capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

      $ million Ordinary Treasury    Other Retained   Total  Minority   Total
                   share   shares reserves earnings         interests  equity
                 capital

    At January 1,    571  (3,809)    3,584   90,578  90,924     7,000  97,924
    2006
    Income for the     -        -        -   25,442  25,442       869  26,311
    period
    Income/(expense)   -        -    4,671        -   4,671        38   4,709
    recognised
    directly in
    equity
    Capital            -        -        -        -       -     1,601   1,601
    contributions
    from minority
    shareholders
    Effect of          -        -      154        -     154         -     154
    Unification
    Dividends paid     -        -        -  (8,142) (8,142)     (289) (8,431)
    Treasury shares:   -      493        -        -     493         -     493
    net
    sales/(purchases)
    and dividends
    received
    Shares          (26)        -       26  (8,201) (8,201)         - (8,201)
    repurchased for
    cancellation
    Share-based        -        -      385        -     385         -     385
    compensation
    At December 31,  545  (3,316)    8,820   99,677 105,726     9,219 114,945
    2006

      $ million Ordinary Treasury    Other Retained   Total  Minority   Total
                   share   shares reserves earnings         interests  equity
                 capital
    At January 1,    584  (4,187)    9,688   80,781  86,866     5,313  92,179
    2005
    Income for the     -        -        -   25,311  25,311       950  26,261
    period
    Income/(expense)   -        -  (4,366)        - (4,366)       106 (4,260)
    recognised
    directly in
    equity
    Capital            -        -        -        -       -       954     954
    contributions
    from minority
    shareholders
    Effect of          -        -  (1,929)       30 (1,899)      (30) (1,929)
    Unification
    Dividends paid     -        -        - (10,556)(10,556)     (293)(10,849)
    Treasury shares:   -      378        -        -     378         -     378
    net
    sales/(purchases)
    and dividends
    received
    Shares          (13)        -       13  (4,988) (4,988)         - (4,988)
    repurchased for
    cancellation
    Share-based        -        -      178        -     178         -     178
    compensation
    At December 31,  571  (3,809)    3,584   90,578  90,924     7,000  97,924
    2005

    NOTE 8. Statement of cash flows

    This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

    Cash from operating activities excluding net working capital movements, current taxation and taxation paid is calculated using the following line items from the cash flow statement:

               QUARTERS                  $ million              FULL YEAR
         Q4          Q3          Q4
       2006        2006        2005                            2006      2005

                                    Cash flow from
                                    operating
      5,959      10,079       8,465 activities               31,696    30,113
      3,157       4,403       4,490 Current taxation         17,338    19,435
                                    Decrease/(increase)
                                    in net working
        643         560       3,295 capital                 (4,052)   (5,664)
    (6,617)     (4,489)     (6,664) Taxation paid          (21,045)  (19,243)
    _______ ___________ ___________                     ___________ _________
      8,776       9,605       7,344                          39,455    35,585
    _______ ___________ ___________                     ___________ _________

    NOTE 9. Earnings per Royal Dutch Shell share

    The total number of Royal Dutch Shell shares in issue at the end of the period was 6,455.1 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.

    Basic earnings per share calculations are based on the
following weighted average number of shares (millions):

                                       Q4      Q3      Q4 Full year Full year
                                     2006    2006    2005      2006      2005
    Royal Dutch Shell shares of
    EUR0.07                       6,314.8 6,373.9 6,563.7   6,413.4   6,674.2

    Diluted earnings per share calculations are based on the following weighted average number of shares (millions). This adjusts the basic number of shares for all share options currently in-the-money.

                                       Q4      Q3      Q4 Full year Full year
                                     2006    2006    2005      2006      2005
    Royal Dutch Shell shares of
    EUR0.07                       6,341.9 6,399.8 6,586.4   6,440.0   6,694.4

    Basic shares at the end of the following periods are (millions):

                                             Q4      Q3      Q4
                                           2006    2006    2005
    Royal Dutch Shell shares of EUR0.07 6,298.8 6,336.3 6,525.1

    One American Depository Receipt (ADR) is equal to two Royal Dutch Shell shares.

    NOTE 10. Reserves Replacement Ratio

    The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by SEC proved oil and gas reserves and provable mining reserves (oil sands) additions during a particular period. The ratio is calculated based on barrels of oil equivalent and reflects changes resulting from revisions and reclassifications of previously reported reserves, improved recovery, extensions, discoveries and other additions. It includes the impact of sales and purchases of reserves in place.

    Statement of Financial Accounting Standards No.69 requires separate disclosure of proved reserves associated with (i) consolidated entities and (ii) investments in entities that are accounted for in the financial statements using equity method accounting. The SEC has also advised
Shell that they believe Reserve Replacement Ratio should be calculated on a similar basis. As noted, Shell's Reserve Replacement Ratio includes both SEC proved oil and gas reserves and provable mining reserves.

    For Group companies, without equity accounted investments, the
Reserves Replacement Ratio for 2006 is expected to be in the range of 200% to
220% including oil sands or 165% to 185% excluding oil sands.

    The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

    In December 2006, Shell signed a protocol with Gazprom, which contemplates a reduction in Shell's 55% interest in Sakhalin II, in Russia, to a 27.5% interest, in exchange for a $4.1 billion cash payment. As an indication of the likely impact of this transaction on proven reserves in
2007, Shell has provided the following information. At the end of 2006,
Sakhalin II was recorded in Shell's reserves on a fully consolidated basis, with net reserves of 0.8 billion barrel of oil equivalent (boe), consisting of approximately 1.5 billion boe for consolidated Group companies, offset by
0.7 billion attributable to Minority interests. On successful completion of this transaction, Shell's net share of these reserves would be reduced by approximately 0.4 billion boe and the remaining reserves of approximately 0.4 billion on a 2006 basis would be reclassified to Group share of equity accounted investments. This transaction is expected to close in 2007, and to reduce Shell's reserves from 2007.

    * (from page 2) made up of SEC proved reserves additions of
1.6 to 1.7 billion boe from Group Companies, a reduction of 0.05 to 0.07 billion boe in proved reserves from equity accounted investments, and additions to provable mining reserves of 0.40 to 0.44 billion boe.

    The information in these quarterly results reflects the
consolidated financial position and results of Royal Dutch Shell plc ("Royal
Dutch Shell"). All amounts shown throughout this report are unaudited.
Registered Office: England, 4366849, Shell Centre, London, SE1 7NA, UK

-------------------------------------------------------------------------------

Royal Dutch Shell plc
Fourth Quarter 2006 - Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million    euro million £ million
2006  2005%   2006  2005%  2006     2005%

                 Revenue
75,500 75,496 +0  Fourth quarter 58,580 63,485 -8 39,441   43,176  -9
318,845 306,731  Twelve months 247,392 257,930    166,565  175,419

   Income attributable to shareholders
5,283 4,368 +21  Fourth quarter 4,099 3,673 +12 2,760    2,498  +10
25,442 25,311  Twelve months 19,740 21,284     13,291   14,475

   CCS Earnings
6,015 5,441 +11  Fourth quarter 4,667 4,575 +2  3,142    3,112   +1
25,365 22,731  Twelve months 19,681 19,114     13,251   13,000

   Total Equity
114,945 97,924 +17  Fourth quarter 87,335 82,618 +6 58,622     56,698 +3
             Capital Investment
7,521 5,956 +26  Fourth quarter 5,836 5,008 +17 3,929     3,406 +15
24,986 17,436  Twelve months 19,387 14,662     13,053    9,972

Income attributable to Shareholders

     Q4 Q3 Q4
  Per Ordinary Share 2006  2006  2005

  ROYAL DUTCH SHELL PLC

                                  $     0.84    0.93    0.67
    euro 0.65 0.73 0.56
    pence   43.71   49.73   38.06

Notes:
1. The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:
    euro/$    £/$
    2006  2005   2006  2005
Fourth quarter average rate 0.7759 0.8409  0.5224 0.5719
Fourth quarter end rate  0.7598 0.8437  0.5100 0.5790

2. CCS earnings is earnings on an estimated current cost of supplies basis.
3. Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4. Earnings per share calculations are explained in the notes to the Quarterly
Results Announcement.
5. Previous periods are adjusted for discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 1 February 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary